51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
October 12, 2021
Item 3   News Release
The news release dated October 12, 2021 was disseminated through Accesswire.
Item 4   Summary of Material Change
On October 12, 2021, the Company announced that Kunihiko Suzuki has agreed to accept an appointment as a Senior Strategic Advisor to its Board of Directors with a particular focus on building the Company’s enterprise in Japan.
The Company, working with industry leaders, CJ Partners and clinical research organization, Accerise, is currently preparing to support the next-phase clinical research studies of its skin rejuvenation cell therapy (RCS-01) and tendon regeneration cell therapy (RCT-01) in Japan under the Act for Safety of Regenerative Medicine (ASRM) which, upon successfully meeting its endpoints, could lead to a commercial launch of the products in Japan.
About Kunihiko Suzuki, MBA
Kunihiko Suzuki is one of business leaders in Regenerative Medicine/Cell & Gene Therapy (RM/CGT) space in Japan. Kunihiko started his business career at US oil company in Tokyo/Kyoto and spent circa. 20 years at one of Japan’s leading financial institutions doing investment banking in Tokyo, commercial banking in London and trust banking in Luxembourg. He moved into the RM/CGT sector in 2006 as one of management team (Member of the Board, CBO, CEO and other positions) of MEDINET Co., Ltd., one of the earliest companies focused on immune-cell therapies and contract development and manufacturing (CDMO) services.
Additionally, Kunihiko was one of the founding committee members of Japan’s industry association, the  Forum for Innovative Regenerative Medicine (FIRM) which acts as the nation’s industry advocacy group, similar to the US-based Alliance for Regenerative Medicine (ARM).  He has been a Member of the Board and Vice Chair of FIRM since 2014 and, in April 2021, was invited be a leader of FIRM’s Specific Cell-based Products Working Group.
In April 2020, Kunihiko became a Member of the Bio-Industry Subcommittee of the Commerce, Distribution and Information Committee for the Industrial Structure Council of Japan’s METI (Ministry of Economy, Trade and Industry) to issue the report, “Fifth Industrial Revolution” cultivated with Biotechnology.  Recently Kunihiko was also a Co-Chair of Organising Committee for the ISCT Melbourne 2019 Annual Meeting as well as the ISCT Regional Treasurer, Asia for the 2020-2023 term.
In December 2020, Kunihiko became an Advisor to Cyfuse Biomedical K.K., a company producing regenerative medical products with its own unique 3D bio-printing technology (the KENZAN method), and was appointed to Cyfuse’s Board of Directors in March 2021.  In May 2021, Kunihiko became an associate member of the advisory firm Cell One Partners, based in New York, charged with advising clients related to their RM/CGT activities in Japan/Asia markets.
Kunihiko holds an M.A. in Economics from Waseda University and an MBA from Keio University.

About RepliCel’s First-in-Japan Strategy
RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).
RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.
About RepliCel's Programs in Japan
RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.
The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None

Item 8   Executive Officer
Contact:             Lee Buckler, CEO and President
Telephone:         604.248.8693
Item 9   Date of Report
October 14, 2021